                                     SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C. 20549


                                                 FORM 11-K



(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

       For the fiscal year ended December 31, 1995

                                                    OR


[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from  to


       Commission file number 1-3183



      ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                          (Full Title of Plan)






                            ENSERCH CORPORATION
          (Name of Issuer of Securities Held Pursuant to the Plan)

      ENSERCH Center, 300 South St. Paul Street, Dallas, Texas 75201
        (Address of Plan and Principal Executive Office of Issuer)

                        REQUIRED INFORMATION


The required financial statements and other information required by Form 11-K are set forth under the headings listed below at the page numbers indicated.

                                                                  Page No.

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . 2
Statements of Net Assets Available for Benefits. . . . . . . . . . . . 3
Statements of Changes in Net Assets Available
   for Benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . 6
Supplemental Schedules:
    Item 27a - Schedule of Assets Held for
      Investment at December 31, 1995. . . . . . . . . . . . . . . . .12
    Item 27d - Schedule of Reportable Transactions
      for the Year Ended December 31, 1995 . . . . . . . . . . . . . .13

Exhibit 23 - Independent Auditors' Consent . . . . . . . . . . . . . .15

INDEPENDENT AUDITORS' REPORT


ENSERCH Corporation Employee Stock Purchase and Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the ENSERCH Corporation Employee Stock Purchase and Savings Plan (formerly the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment at December 31, 1995, and
(2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. These schedules and this supplemental information are the responsibility of the Plan's management. Such schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE LLP

Dallas, Texas
June 27, 1996

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994

ASSETS                                                                    1995                       1994
- ------                                                                -----------                -----------
Cash and Short-term investments                                       $   232,266                $   150,254

Investments:
  ENSERCH Corporation Common Stock                                     44,410,600                 40,208,214
  Enserch Exploration, Inc. Common Stock                                   65,995
  Fidelity Mutual Funds:
    Equity Funds:
      Magellan                                                          7,039,928
      Puritan                                                           5,664,094
    U.S. Bond Index                                                     1,690,232
    Retirement Government Money Market
     Portfolio                                                          2,183,798

Receivables:
  Employer Contributions                                                  176,607                     28,828
  Participant Contributions                                                                          120,403
  Dividends and Interest                                                    4,130                     19,598
  Participant Loans                                                       851,000                    278,041
                                                                      -----------                -----------
              Total Assets                                             62,318,650                 40,805,338
                                                                      -----------                -----------


LIABILITIES
- -----------

Administrative Expense Payable                                            176,607                      9,765
                                                                      -----------                -----------

NET ASSETS AVAILABLE FOR BENEFITS                                     $62,142,043                $40,795,573
                                                                      ===========                ===========


See notes to financial statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995

                                                            Supplemental Information by Fund
                                            ------------------------------------------------------------------
                                                                           Fidelity Mutual Funds
                                                                  ----------------------------------------
                                                        Enserch                                 Retirement
                                            ENSERCH   Exploration                               Government
                                             Common      Common                                   Money
                                              Stock      Stock                         US Bond    Market
                                              Fund        Fund  Magellan    Puritan     Index    Portfolio     Other      Total
                                         ----------- -------- ---------   ---------  ---------- ---------    -------     -----
NET ASSETS AVAILABLE, BEGINNING
  OF YEAR                              $40,208,214   $     - $        -  $        -  $        - $        -   $587,359 $ 40,795,573

MERGER OF ENSERCH CORPORATION EMPLOYEE
  INVESTMENT PLAN                                             3,494,346   2,687,895   1,085,977  1,041,428     65,378    8,375,024

ADDITIONS:
  Contributions:
    Participants' payroll deductions     1,395,625    10,892  1,951,953   2,064,794     500,080    716,912     13,881    6,654,137
    Participants' rollover transfers        88,124     6,940    522,434     532,265      51,518    386,429     50,778    1,638,488
    Employer's matching contributions    1,762,096    39,478                                                  186,444    1,988,018
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
       Total contributions               3,245,845    57,310  2,474,387   2,597,059     551,598  1,103,341    251,103   10,280,643
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
  Investment income:
    Interest and dividends                 662,845               38,485     166,964      90,789     90,205     46,087    1,095,375
    Net unrealized and realized
      appreciation in fair value
      of investments                     9,811,602     2,577  1,402,085     610,695     127,020                         11,953,979
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
       Total investment income          10,474,447     2,577  1,440,570     777,659     217,809     90,205     46,087   13,049,354
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------

            Total additions             13,720,292    59,887  3,914,957   3,374,718     769,407  1,193,546    297,190   23,329,997
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
DEDUCTIONS:
  Benefits paid to participants         (9,251,054)   (1,055)  (312,633)   (317,025)   (129,659)  (121,365)   (25,979) (10,158,770)
  Administrative expenses                  (19,108)      (10)    (1,831)     (1,546)       (594)      (902)  (178,173)    (202,164)
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
           Total deductions             (9,270,162)   (1,065)  (314,464)   (318,571)   (130,253)  (122,267)  (204,152) (10,360,934)
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
TRANSFERS WITHIN FUNDS                    (263,228)    7,165    118,475      19,970      (9,425)    97,016     30,027            0

OTHER ACTIVITY                              15,484         8   (173,386)    (99,918)    (25,474)   (25,925)   311,594        2,383
                                        ----------    ------  ---------    --------   ---------  ---------  ---------  -----------
           Net additions                 4,202,386    65,995  3,545,582   2,976,199     604,255  1,142,370    434,659   12,971,446
                                        ----------    ------  ---------   ---------   ---------  ---------  ---------  -----------
NET ASSETS AVAILABLE, END OF YEAR      $44,410,600   $65,995 $7,039,928  $5,664,094  $1,690,232 $2,183,798 $1,087,396 $ 62,142,043
                                        ==========    ======  =========   =========   =========  =========  =========  ===========

See notes to financial statements.


                                                                   4

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994

                                                                        1994
                                                                    ------------
NET ASSETS AVAILABLE, BEGINNING OF YEAR                             $ 73,742,698
                                                                    ------------
ADDITIONS:
  Contributions:
    Participants' payroll deductions and rollover
      transfers                                                        4,394,247
    Employer's matching contributions (decreased
      by forfeitures of $44,685)                                       1,879,909
                                                                    ------------
        Total contributions                                            6,274,156
                                                                    ------------
  Investment income (loss):
    Interest and dividends                                               786,332
    Unrealized depreciation of
      ENSERCH Corporation Common Stock                               (10,172,726)
                                                                    ------------
        Total investment loss                                         (9,386,394)
                                                                    ------------
DEDUCTIONS:
  Benefits paid to participants                                      (29,783,665)
  Administrative expenses                                                (48,770)
  Other                                                                   (2,452)
                                                                    ------------
        Total deductions                                             (29,834,887)
                                                                    ------------
           Net deductions                                            (32,947,125)
                                                                    ------------
NET ASSETS AVAILABLE, END OF YEAR                                   $ 40,795,573
                                                                    ============


See notes to financial statements.

ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     On May 10, 1994, the ENSERCH Corporation Board of Directors approved the merger of the ENSERCH Corporation Employee Investment Plan ("Investment Plan") into the Employee Stock Purchase Plan of ENSERCH Corporation and Participating Subsidiary Companies ("ESPP"), as well as several amendments applicable to the ESPP. The merger became effective January 1, 1995. The merged and amended ESPP plan, renamed the ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan"), is conditioned upon its qualification as a combination profit sharing and employee stock ownership plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The financial statements as of and for the year ended December 31, 1994 presented herein represent the net assets and changes therein of the ESPP prior to the merger. The presentation of the 1994 amounts has been revised to conform with the current year presentation.

     The Investment Plan was a profit sharing plan established under Section 401(a) of the Internal Revenue Code and was subject to the provisions of ERISA. Fidelity Management Trust Company, a state chartered bank, served as trustee ("Prior Trustee") and managed the assets of the Investment Plan.

     The following description reflects the status of the Plan after the merger and is provided for general information only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a participant-directed defined contribution combination employee stock ownership and profit sharing plan established by ENSERCH Corporation and its divisions and participating subsidiary companies ("ENSERCH" or "the Corporation") to encourage and assist employees in establishing an individual savings and investment program. All full time employees of ENSERCH and its participating subsidiaries are eligible to participate in the Plan. Participation is voluntary. The number of participants in the Plan as of December 31, 1995 and 1994, were 4,741 and 4,002 respectively.

     A committee appointed by the ENSERCH Board of Directors is responsible for the general administration, management and operation of the Plan. Texas Commerce Bank ("the Trustee"), a federally chartered bank, has served as trustee since January 1, 1995 and manages the assets of the Plan.

     Participants' Contributions - Under the Plan, a participant may invest pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of regular monthly salary or wages ("base pay"). The Omnibus Budget Recon-ciliation Act of 1993 placed an annual limitation of $150,000 of the base pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to reduction pursuant to limitations under the Internal Revenue Code.

     Eligible employees can rollover to the Plan any distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

     Each participant is entitled to direct the allocation of his or her account among the common stock of ENSERCH or EEX or four mutual fund investment options: the Fidelity Puritan Fund and Fidelity Magellan Fund, which invest in equity securities; the Fidelity U.S. Bond Index Fund, which invests in fixed income bond securities; and the Fidelity Retirement Government Money Market Portfolio, which invests in short-term U.S. Government securities. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment elections at
     any time, in accordance with committee guidelines.   Investments in
     ENSERCH common stock under the ESPP may not be transferred to other investment choices unless the participant has attained age 55, after which the pre-tax employee contribution portion may be transferred to another investment option within the Plan. (See Note 5 - Subsequent Events.) Included in the common stock funds' net assets available for benefits as of December 31, 1995 and 1994 were $37,888,817 and $40,208,214, respectively, of non-participant directed investments.

     Employers' Matching Contributions - ENSERCH makes matching contributions in common stock of either ENSERCH Corporation or Enserch Exploration, Inc. ("EEX", a majority-owned subsidiary that is publicly traded) based on the participant's contribution. The maximum participant contribution eligible for matching ranges from 3% to 6%, depending on length of service. The matching contributions as a percentage of participant contributions range from 30% to 60%, depending on length of service. Within certain limitations, the participant may select the percentages of the matching contribution to be invested in ENSERCH or EEX common stock. Employees are 100% vested in the matching contributions. The matching contributions may not be diversified. (See Note 5 - Subsequent Events.)

     Investment of Funds - All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     Participant Loans - Participants may borrow up to 50% of the market value of their pre-tax employee contribution account; however, the loan can not exceed $50,000 less the maximum outstanding loan balance in the previous one-year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made. The interest rate on loans outstanding at the end of the year ranged from 6% to 10%. Loans are made from withdrawals from the individuals' funds determined by the plan committee. The maximum term of a loan can not exceed 5 years or, if earlier, severance from service or withdrawal of the participant at age 59-1/2. A participant may have a maximum of two concurrent loans.

     Withdrawal from the Plan - Withdrawals from the Plan are governed by applicable IRS regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance of more than $3,500 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances of less than $3,500 are required to receive a lump-sum distribution after termination. To avoid taxation, the taxable portion of any withdrawal made after termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

     Unclaimed Terminated Participants' Accounts - The plan has a segregated account of amounts payable to terminated participants of the Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administra-tors have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1995, and 1994, were $1,144,132 and $988,704 respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 1995, there was $209 thousand invested in a short-term investment fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Texas Commerce Bank Short Term Investment Fund is an employee benefit commingled fixed income fund whose objective is to achieve a high level of income through investments in a fixed income portfolio with an average maturity of 5 to 75 days. The rate in effect as of December 31, 1995 was 5.79%. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

     Termination of Plan - The Board of Directors of the Corporation has the right under the Plan to amend or modify the Plan at any time and may terminate the Plan in its entirety, subject to the provisions of ERISA. Participants are 100% vested in their accounts at all times.

     Expenses - All charges and expenses incurred in the administration of the Plan and fees and expenses of the Trustee are paid by the Corpora-tion. Recordkeeping fees are deducted from participants' accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in common stock of ENSERCH and EEX are valued at their quoted market value. Investments in Fidelity mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Par-ticipants do not have beneficial ownership in specific underlying securities or other assets in the various mutual funds, but have an interest therein represented by units valued as of the last business day of the period. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Security transactions are recorded on the trade date. Income and expenses are recognized on the accrual basis of accounting.

     Benefits Payable - Benefits are recorded when paid. As of December 31, 1995 and 1994, net assets available for benefits included benefits of $133,365 and $1,839,787, respectively, due to participants who had withdrawn from participation in the Plan but who had not yet received their benefits.

3.   TAX STATUS OF THE PLAN

     ENSERCH Corporation has been advised by the Internal Revenue Service that the ESPP, as amended to June 19, 1990, met the requirements of
     Section 401(a) of the Internal Revenue Code. The Board of Directors of ENSERCH Corporation approved amendments to the ESPP, which were effective November 21, 1990, September 10, 1991, February 11, 1992, January 1, 1993, January 1, 1994 and to the merged plan (ENSERCH Corporation Employee Stock Purchase and Savings Plan) January 1, 1995. The amended Plan was established in a manner to qualify it as a defined contribution plan under Section 401(a) of the Internal Revenue Code. Management of the Corporation believes the Plan operates on a tax-exempt basis; therefore, investment income earned by the Plan is not subject to federal income taxes. On March 30, 1995 the Corporation applied to the IRS for a determination letter for the newly merged ENSERCH Corporation Employee Stock Purchase and Savings Plan as to its continued qualification under section 401(a) of the Internal Revenue Code.

     Participants in the Plan are not subject to federal income taxation on amounts added to their accounts as a result of their pre-tax or Company matching contributions or investment income until such time as it is withdrawn from the Plan. All account withdrawals under the Plan are made in accordance with IRS regulations.

4.   MUTUAL FUND VALUATIONS AND COMMON STOCK HOLDINGS

     Units in each mutual fund at December 31, 1995 and net asset value per unit are presented below.

                                                1995
                                        ----------------------
                                                     Net Asset
                                           Number    Value per
                                          of Units       Unit
                                        ------------  --------
   Fidelity Mutual Funds:
     Magellan                              81,878.664   $85.98
     Puritan                              332,986.138   $17.01
     U. S. bond index                     154,359.104   $10.95
     Retirement government
       money market
       portfolio                        2,183,797.450   $ 1.00


   Shares of common stock of ENSERCH and EEX at December 31, 1995 and 1994 and market value per share are presented below:

                                    1995                  1994
                          -----------------------  ----------------------
                                        Market                  Market
                          Number of    Value Per   Number of   Value Per
                           Shares        Share      Shares       Share
                          ---------   -----------  ---------  -----------
   ENSERCH common stock   2,732,960     $16.250    3,063,483    $13.125
   EEX common stock           5,677     $11.625

5. SUBSEQUENT EVENTS

   In April 1996, ENSERCH Corporation announced that it had agreed to combine with Texas Utilities Company ("TXU"). The merger is to be preceded by a distribution of EEX shares to holders of ENSERCH common stock. Under terms of the merger agreement, common stock of TXU will be exchanged for all of the outstanding shares of the Corporation. In May, 1996, an amendment to the Plan was approved that will allow ENSERCH and EEX stock currently held in the Plan to be diversified. This applies to stock purchased with participant contributions or with Company matching contributions.

   After ENSERCH shareholder approval of the ENSERCH merger with TXU, through the date of the merger closing, employees will be able to diversify all their ENSERCH and EEX shares into the other investment options of the plan. Also, during this "window" period, the Company match will be invested according to the participants' investment elections. After the merger closing date, the Company match will be in TXU stock and will not be eligible for diversification.

                           SUPPLEMENTAL SCHEDULES


ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1995



  DESCRIPTION OF                                                     FAIR
IDENTIFY OF ISSUER            INVESTMENT            COST             VALUE
- ------------------          --------------          ----             -----
ENSERCH CORPORATION
  COMMON STOCK *           2,732,960 shares,     $49,251,913      $44,410,600
                           par value of $4.45
                           per share
ENSERCH EXPLORATION,
  INC. COMMON STOCK *      5,677 shares, par          62,496           65,995
                           value of $1.00
                           per share

FIDELITY MUTUAL FUNDS      MAGELLAN                6,140,126         7,039,928

FIDELITY MUTUAL FUNDS      PURITAN                 5,195,596         5,664,094

FIDELITY MUTUAL FUNDS      U.S. BOND INDEX         1,574,097         1,690,232

FIDELITY MUTUAL FUNDS      RETIREMENT
                             GOVERNMENT
                             MONEY MARKET
                             PORTFOLIO             2,183,798         2,183,798

LOANS TO PARTICIPANTS *    INTEREST RATE - At
                             Prime (on date
                             of loan) which
                             ranged from 6%
                             - 10%
                           Maturity Dates
                             - Various - from
                             January 1996 to
                             December 2000
                           Term of Loans - Not
                             less than one year
                             or more than five
                             years                   851,000           851,000
                                                 -----------       -----------
                           TOTAL                 $65,259,026       $61,905,647
                                                 ===========       ===========



*  Party-in-Interest.

ENSERCH CORPORATION STOCK PURCHASE AND SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR
           THE YEAR ENDED DECEMBER 31, 1995


                                                                     PURCHASES
                                                             ---------------------------
IDENTITY OF                                                    NUMBER OF
   PARTY INVOLVED      DESCRIPTION OF ASSET                  TRANSACTIONS      AMOUNT
- -----------------      --------------------                  ------------    -----------
TEXAS COMMERCE BANK    ENSERCH CORPORATION
                         COMMON STOCK                              157       $4,539,517

TEXAS COMMERCE BANK    ENSERCH EXPLORATION,
                         INC.                                        16       $   68,066

FIDELITY MUTUAL FUNDS  MAGELLAN                                     110       $3,402,758

FIDELITY MUTUAL FUNDS  PURITAN                                       94       $3,091,282

FIDELITY MUTUAL FUNDS  U.S. BOND
                        INDEX                                        74       $  691,326

FIDELITY MUTUAL FUNDS  RETIREMENT
                        GOVERNMENT
                        MONEY MARKET
                        PORTFOLIO                                    93       $1,698,572


                                                                                      SALES
                                                 -----------------------------------------------------------------------
                                                                                                CURRENT
                                                                                                VALUE OF
                                                                                                ASSET ON       REALIZED
IDENTITY OF                                     NUMBER OF      SELLING            COST         TRANSACTION       GAIN
   PARTY INVOLVED      DESCRIPTION OF ASSET    TRANSACTIONS     PRICE           OF ASSET           DATE         (LOSS)
- -----------------      --------------------    ------------ -----------      -----------       -----------    ----------
TEXAS COMMERCE BANK    ENSERCH CORPORATION
                         COMMON STOCK             249        $14,954,844      $12,112,214      $14,954,844     $2,842,630

TEXAS COMMERCE BANK    ENSERCH EXPLORATION,
                         INC.                      22        $    75,679      $    76,730      $    75,679     $   (1,051)

FIDELITY MUTUAL FUNDS  MAGELLAN                   120        $   906,917      $   721,029      $   906,917     $ (185,888)

FIDELITY MUTUAL FUNDS  PURITAN                    129        $   629,062      $   568,202      $   629,062     $   60,860

FIDELITY MUTUAL FUNDS  U.S. BOND
                        INDEX                     112        $   214,139      $   200,680      $   214,139     $   13,459

FIDELITY MUTUAL FUNDS  RETIREMENT
                        GOVERNMENT
                        MONEY MARKET
                        PORTFOLIO                 117        $   547,204      $   547,204      $   547,204     $        -


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

                                               SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       EMPLOYEE STOCK PURCHASE PLAN



Date: June 27, 1996                    By      /s/ D. R. Long
                                          --------------------------------
                                                D. R. Long, Agent for
                                          the ENSERCH Corporation Employee
                                             Stock Purchase and Savings
                                                   Plan Committee













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